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March 15, 2011	direct dial 202 508 5852 direct fax 202 204 5614 EOlifer@kilpatricktownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp
Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for United Community Bancorp, the proposed holding company for United Community Bank, a federally savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $7,831.00, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 508-5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer